UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
(Amendment No. 7)*
Under the Securities Exchange Act of 1934

AltiGen Communications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

021489109

(CUSIP Number)

Eric D. Wanger
Wanger Investment Management, Inc.
401 North Michigan Avenue, Suite 1301
Chicago, Illinois 60611
(312) 245-8000

Brian B. Gilbert, Esq.
Gould & Ratner LLP
222 N.  LaSalle Street, Suite 800
Chicago, Illinois 60601
(312) 236-3003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box.  [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  021489109	13D	Page 3 of 12
1.  Names of Reporting Persons.
Wanger Investment Management, Inc.
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b) X
3.  SEC Use Only:
4.  Source of Funds (See Instructions): AF
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
6.  Citizenship or Place of Organization: Illinois
7.  Sole Voting Power: 0
8.  Shared Voting Power: 1,196,858
9.  Sole Dispositive Power: 0
10.  Shared Dispositive Power: 1,196,858
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,196,858
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):
13.  Percent of Class Represented by Amount in Row (11):  7.256%
14.  Type of Reporting Person (See Instructions): IA CO

CUSIP No.  021489109	13D	Page 4 of 12
1.  Names of Reporting Persons.
Wanger Long Term Opportunity Fund II, LP
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.  SEC Use Only
4.  Source of Funds (See Instructions): WC
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
6.  Citizenship or Place of Organization: Delaware
7.  Sole Voting Power: 0
8.  Shared Voting Power: 1,196,858
9.  Sole Dispositive Power: 0
10.  Shared Dispositive Power: 1,196,858
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,196,858
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):
13.  Percent of Class Represented by Amount in Row (11): 7.256%
14.  Type of Reporting Person (See Instructions): OO PN

CUSIP No.  021489109	13D	Page 5 of 12
1.  Names of Reporting Persons.
WLTOF GP LLC
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b) X
3.  SEC Use Only:
4.  Source of Funds (See Instructions): AF
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
6.  Citizenship or Place of Organization: Delaware
7.  Sole Voting Power: 0
8.  Shared Voting Power: 1,196,858
9.  Sole Dispositive Power: 0
10.  Shared Dispositive Power: 1,196,858
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,196,858
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):
13.  Percent of Class Represented by Amount in Row (11):  7.256%
14.  Type of Reporting Person (See Instructions): HC

CUSIP No.  021489109	13D	Page 6 of 12
1.  Names of Reporting Person.
ERIC D. WANGER
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b) X
3.  SEC Use Only:
4.  Source of Funds (See Instructions): PF
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
6.  Citizenship or Place of Organization: USA
7.  Sole Voting Power: 0
8.  Shared Voting Power: 1,196,858
9.  Sole Dispositive Power: 0
10.  Shared Dispositive Power: 1,196,858
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,196,858
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):
13.  Percent of Class Represented by Amount in Row (11):  7.256%
14.  Type of Reporting Person (See Instructions): IN

CUSIP No.  021489109	13D	Page 7 of 12
Wanger Long Term Opportunity II, LP ("WLTOF"), Wanger Investment Management,
Inc. ("WIM"), WLTOF GP LLC ("GP") and Eric D. Wanger ("Wanger")(collectively, the "Reporting Persons") filed a beneficial ownership report with respect to the common stock of AltiGen Communications, Inc., a Delaware corporation
(the "Issuer"), on a Schedule 13D/A filed on December 12, 2008 and amended as of January 8, 2009, May 18, 2009, June 4, 2009 and October 20, 2009 (as
amended, the "Existing Schedule 13D").  This Schedule 13D/A amends and restates the Existing Schedule 13D for the purpose of reporting a material change in the plans and intentions of the Reporting Persons.
ITEM 1.  SECURITY AND ISSUER.
This statement relates to the common stock, $0.001 par value per share
(the "Common Stock") of the Issuer, whose principal executive offices are located at 410 East Plumeria
Drive, San Jose, CA  95134.
ITEM 2.  IDENTITY AND BACKGROUND.
This Schedule 13D is being filed jointly by WIM, WLTOF, GP and Wanger
(collectively, the "Reporting Persons.")
A.	Wanger Investment Management, Inc.
	(i)	Name of Person Filing:	Wanger Investment Management, Inc. ("WIM")
	(ii)	Organization:			Delaware limited liability company
	(iii)	Principal Business:		Investment management / registered investment
advisor
	(iv)	Address of Principal Office:	401 North Michigan Avenue, Suite 1301
						Chicago, IL  60611
	(v)	Prior Criminal Convictions:	None

	(vi)	Prior Civil Proceedings with
		Respect to Federal or State
		Securities Laws:		None


CUSIP No.  021489109	13D	Page 8 of 12
B.	Wanger Long Term Opportunity Fund II, LP

	(i)	Name of Person Filing:	Wanger Long Term Opportunity Fund II, LP
						("WLTOF")
	(ii)	Organization:			Delaware limited partnership

	(iii)	Principal Business:		Private investment fund

	(iv)	Address of Principal Office:	401 North Michigan Avenue, Suite 1301
						Chicago, IL  60611
	(v)	Prior Criminal Convictions:	None

	(vi)	Prior Civil Proceedings with
		Respect to Federal or State
		Securities Laws:		None

C.	WLTOF GP LLC

(i)	Name of Person Filing:	WLTOF GP LLC ("GP")

	(ii)	Organization:			Delaware limited liability company

	(iii)	Principal Business:		General partner of private investment fund

	(iv)	Address of Principal Office:	401 North Michigan Avenue, Suite 1301
						Chicago, IL  60611
	(v)	Prior Criminal Convictions:	None

	(vi)	Prior Civil Proceedings with
		Respect to Federal or State
		Securities Laws:		None


CUSIP No.  021489109	13D	Page 9 of 12


D.	ERIC D. WANGER

(i)	Name of Person Filing:	Eric D. Wanger ("Wanger")

	(ii)	Residence or Business
Address:			401 North Michigan Avenue, Suite 1301
						Chicago, IL  60611

	(iii)	Present Occupation:		Investment management

	(iv)	Prior Criminal Convictions:	None

	(v)	Prior Civil Proceedings with
		Respect to Federal or State
		Securities Laws:		None

	(vi)	Citizenship:			United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The shares of Common Stock reported in this Schedule 13D were purchased by WLTOF in the open market at then-prevailing market prices. WLTOF's funds used to acquire shares of Common Stock were drawn from its working capital.
ITEM 4.  PURPOSE OF TRANSACTION
The acquisitions of shares of Common Stock by the Reporting Persons reported herein were effected for the purpose of investing in the Issuer. The Reporting Persons continue to review their investments in the Common Stock and, from time to time, depending upon certain factors, including without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock and other general and market conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock or may dispose of all or a portion of the Common Stock now beneficially owned or hereafter acquired.
Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange Commission.

CUSIP No.  021489109	13D	Page 10 of 12
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
(a)	To the knowledge of the Reporting Persons, there were 16,494,758 shares of Common Stock outstanding as of December 9, 2010, based on the Issuer's
Annual Report on Form 10-K for the period ending September 30, 2010. The Reporting Persons beneficially own 1,196,858 shares of Common Stock. Based upon the foregoing, the 1,196,858 shares reported herein as beneficially owned by the Reporting Persons constitute 7.256% of the outstanding shares of Common Stock. Such shares consist of 1,196,858 shares of Common Stock held of record by WLTOF.
(b)	WLTOF has shared voting and dispositive power with respect to, and is the record owner of, 1,196,858 shares of Common Stock and accordingly is deemed to be the beneficial owner of such Common Stock for purposes of Section 13(d) of the Act.
WIM is a registered investment advisor and manages investment portfolios for clients, including WLTOF. In this capacity, WIM has shared voting and dispositive power over the Common Stock held by WLTOF and, accordingly, is deemed to be the beneficial owner of such Common Stock for purposes of
Section 13(d) of the Act. Except for such deemed beneficial ownership, WIM does not own any Common Stock or other equity securities of the Issuer.
WIM disclaims beneficial ownership of the shares of Common Stock reported hereunder.
GP is the general partner of WLTOF. In that capacity, GP has shared voting and dispositive power over the Common Stock held by WLTOF and, accordingly, is deemed to be the beneficial owner of 1,196,858 shares of Common Stock beneficially owned by WLTOF, for purposes of Section 13(d) of the Act.
Except for such deemed beneficial ownership, GP does not own any Common Stock or other equity securities of the Issuer. GP disclaims beneficial ownership of the shares of Common Stock reported hereunder, except to the extent of its beneficial interest in WLTOF.
Wanger is the President of WIM and the managing member of GP. In those capacities, Wanger has shared voting and dispositive power over the Common
Stock held by WLTOF and, accordingly, is deemed to be the beneficial owner of the 1,196,858 shares of Common Stock beneficially owned by WLTOF, for purposes of Section 13(d) of the Act. Wanger disclaims beneficial ownership of the shares of Common Stock reported hereunder, except to the extent of his beneficial ownership of WLTOF.
Except as set forth below, as of the date hereof, none of the Reporting
Persons beneficially own any shares of Common Stock other than the shares beneficially owned by the Reporting Persons and reported herein.

CUSIP No.  021489109	13D	Page 11 of 12
(c)	The following transactions in shares of Common Stock which are deemed to be beneficially owned by the Reporting Persons occurred during the past sixty days in the public market:
(i) 	November 10, 2010		Purchased 100 shares at $0.70 per share
	(ii)	November 10, 2010		Sold 100 shares at $0.70 per share
	(iii)	November 18, 2010		Purchased 100 shares at $0.60 per share
	(iv)	November 18, 2010		Sold 22,000 shares at $0.5568 per share
	(v)	November 19, 2010		Sold 10,000 shares at $0.65 per share
	(vi)	November 22, 2010		Sold 10,000 shares at $0.67 per share
	(vii)	November 23, 2010		Sold 10,000 shares at $0.70 per share
	(viii)	November 23, 2010		Sold 136,383 shares at $0.70 per share
	(ix)	November 24, 2010		Sold 146,176 shares at $0.70 per share
	(x)	December 20, 2010		Purchased 5,150 shares at $0.65 per share
	(xi)	December 20, 2010		Sold 25,000 shares at $0.70 per share
	(xii)	December 27, 2010		Purchased 2,000 shares at $0.64 per share
	(xiii)	December 29, 2010		Purchased 1,000 shares at $0.65 per share
	(xiv)	December 30, 2010		Purchased 5,000 shares at $0.65 per share
	(xv)	January 7, 2010		Sold 5,300 shares at $0.85 per share
	(xvi)	January 11, 2010		Sold 76,850 shares at $0.85 per share
(d)	No persons other than the Reporting Persons have the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.  Each of the
Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of such Common Stock only to the extent of its beneficial interest in such shares of Common Stock.
(e)	Not applicable.

CUSIP No.  021489109	13D	Page 12 of 12
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Except as described herein with respect to (a) WIM's investment advisory relationship with WLTOF, and (b) Wanger's participation in the management of WIM, GP and WLTOF, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
See Exhibit Index appearing below, which is incorporated herein by reference. After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:	January 11, 2011.
WANGER INVESTMENT MANAGEMENT, INC.

By:  _/s/ Eric D. Wanger______________________
        Eric D. Wanger, President

WANGER LONG TERM OPPORTUNITY FUND II, LP
By: 	WLTOF GP LLC, its General Partner

By: _/s/ Eric D. Wanger_____________________
	       Eric D. Wanger, Managing Member


WLTOF GP LLC

By:	_/s/ Eric D. Wanger_________________________
	Eric D. Wanger, Managing Member


__/s/_Eric D. Wanger_____________________________
Eric D. Wanger
EXHIBIT INDEX
1. Joint Filing Agreement dated as of January 11, 2011 by and among the Reporting Persons.

EXHIBIT 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to AltiGen Communications, Inc. common stock, par value $0.001 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.
Date:	January 11, 2011
WANGER INVESTMENT MANAGEMENT, INC.

By:  _/s/ Eric D. Wanger______________________
        Eric D. Wanger, President

WANGER LONG TERM OPPORTUNITY FUND II, LP
By: 	WLTOF GP LLC, its General Partner

By: _/s/ Eric D. Wanger_____________________
	       Eric D. Wanger, Managing Member


WLTOF GP LLC

By:	_/s/ Eric D. Wanger_________________________
	Eric D. Wanger, Managing Member


__/s/_Eric D. Wanger_____________________________
Eric D. Wanger